

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

Michael Sonnenshein
Chief Executive Officer
Grayscale Bitcoin Cash Trust
290 Harbor Drive, 4th Floor
Stamford, CT 06902

> **Re: Grayscale Bitcoin Cash Trust**
> **Registration Statement on Form 10**
> **Filed July 12, 2021**
> **File No. 000-56308**

Dear Mr. Sonnenshein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit 99.1

General

1. Please disclose the process you conducted to determine whether BCH is a security for purposes of the federal securities laws, including the determination you made under that process. In addition, please revise to disclose that any determination you made is not a legal standard and does not preclude legal or regulatory action based on the presence of a security.

2. Please provide us with an opinion of counsel that BCH is not a security under Section 2(a)(1) of the Securities Act. In addition, please include a detailed legal analysis explaining whether Grayscale Bitcoin Cash Trust is an "investment company" as defined in Section 3 of the Investment Company Act of 1940.

3. We note your disclosure that Continental Stock Transfer & Trust Company is the administrator of the Trust. Please disclose the material terms related to the administrator's

agreement and file the agreement as an exhibit to your registration statement.

<u>Overview</u>
<u>The Trust and the Shares, page 4</u>

4.   We note your disclosure on page 17 that BCH is the result of a hard fork of Bitcoin. Please revise to summarize the material differences between Bitcoin and BCH, including the reasons for the fork, differences in functionality and the aggregate value, trading volume and circulating supply of each.

5.   Please revise to include a summary of the historical discrepancy, including quantitative disclosure, between the 4:00pm New York time spot prices of the Digital Asset Exchanges included in the Index and the Index Price. In this regard we note your disclosure on page 22.

<u>Valuation of BTC and Digital Asset Holdings, page 6</u>

6.   We note your disclosure on page 6 that on March 31, 2021, the Digital Asset Holdings per Share was $4.83. Please also disclose the price per Share on the OTCQX on March 31, 2021.

<u>Trust Expenses, page 7</u>

7.   We note your disclosure on page 7 that the Sponsor may, from time to time, waive all or a portion of its fee in its sole discretion. Please describe the circumstances under which the Sponsor would consider waiving the management fee.

<u>Risk Factors</u>
<u>Risk Factors Related to Digital Assets, page 12</u>

8.   Please revise to disclose the material risks associated with the significant amount of electricity consumed in connection with digital asset mining.

<u>A temporary or permanent "fork" could adversely affect, page 17</u>

9.   Please revise to discuss the potential impact on the price of BCH at the time of the announcement or adoption of a hard fork, including a specific example if possible.

<u>Risk Factors Related to the Trust and the Shares</u>
<u>The Trust Agreement includes provisions that limit shareholders' voting rights, page 31</u>

10.   We note your disclosure on page 31 that the derivative actions provision in the Trust Agreement does not apply to claims under the federal securities laws and the rules and regulations thereunder, but Section 7.4 of your Trust Agreement in Exhibit 4.1 is silent as to whether the provision applies to claims under the Securities Act or Exchange Act. Please tell us how you will inform investors in future filings that the provision does not

apply to any actions arising under the Securities Act or Exchange Act.

Overview of Bitcoin Cash, page 44

11.   Please ensure that you have included a materially complete and up to date description of BCH, including the differences between Bitcoin and BCH. We note, by way of example, the reference to BCH having a block size limit of 8MB, which appears to be out of date.

BCH Value, page 47

12.   Please disclose the reasons why the Index Provider removed Bittrex and Poloniex and added LMAX Digital to the Digital Asset Exchanges included in the Index.

The Index and the Index Price, page 49

13.   Please clarify your disclosure regarding how the Index Provider selects the Constituent Digital Asset Exchanges. For example, disclose how the Index Provider determines whether a Digital Asset Exchange is a U.S. Compliant Exchange. Also clarify whether the "[d]iscretion" of the Index Provider means the discretion to include and/or exclude possible exchanges, and whether and why that discretion has been exercised to date.

14.   Please disclose whether the Sponsor will notify investors of changes to the selected Digital Asset Exchange used to calculate the Index Price, and, if so, how the Sponsor will notify the investor of such changes. In this regard, we note your disclosure on page 50 regarding the communication of changes to the methodology of calculating the Index Price.

15.   We note your disclosure on page 50 that the Index does not currently utilize data from over-the-counter markets or derivatives platforms but that it may decide to do so in the future. Please disclose the factors that the Index Provider will considers in determining whether to utilize data from the over-the-counter markets or derivative platforms

16.   Please define the term "major Digital Asset Exchanges," and clarify what you mean by a "third party's public data feed that is 'reasonably reliable'" in the second and third rules on page 51.

Weighting and Adjustments, page 50

17.   We note your disclosure on page 51 that the Sponsor uses a cascading set of rules to calculate the Index Price if a specific rule fails and that, if the Sponsor makes a good faith determination that each sequential rule does not reflect an accurate BCH price, it will employ the next rule to determine the Index Price. Please revise to disclose the criteria the Sponsor considers to make its determination that the rule reflects an accurate BCH price. To the extent that such determination will not be based on predefined criteria, state so here, and add a risk factor addressing the attendant risks to investors. Also, please disclose the ways in which the Sponsor may use its best judgment to determine a good faith estimate of the Index Price in the fifth rule on page 52.

18.   Please provide a representative example that demonstrates the weighting of the applicable exchanges and illustrates how the Index Price is calculated. Please also confirm that you have provided a materially complete description of the Index Price methodology.

The Sponsor, page 77

19.   Please disclose the extent to which the Sponsor has discretion to select a different index

Index License Agreement, page 78

20.   Please disclose the term of the Index License Agreement and describe its termination provision.

Description of Creation of Shares, page 92

21.   Please clarify where, whether on your website or otherwise, investors who subscribe to purchase Shares from the Authorized Participant are able to identify the amount of BCH or cash required per Share at the time they make their investment.

Description of the Trust Documents
The Sponsor, page 101

22.   Please disclose here, if true, that the Sponsor and the Trust do not directly insure the Trust's assets.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ben Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Finance